April 22, 2005

Mail Stop 0409

Robert O. Carr
Chairman and Chief Executive Officer
Heartland Payment Systems, Inc.
47 Hulfish Street, Suite 400
Princeton, NJ  08542

Re:	Heartland Payment Systems, Inc.
	Amendment No. 1 to Form S-1 filed on March 29, 2005
	File No.  333-118073

Dear Mr. Carr:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General
1. We note your response to prior comment 2. NASD rule 2720(a)(2) provides that no member shall participate in a public offering if the member has a conflict of interest with the issuer. KeyBank Capital
Markets, one of your underwriters, is affiliated with KeyBank. We note from page 34 that you currently owe KeyBank $2.9 million under revolving lines of credit, a sum you intend to repay out of proceeds of the offering. We further note from pages 10 and 34 that your are registered with Visa and MasterCard through KeyBank and that KeyBank advances interchange fees to your merchants "so that during the month we build up a significant payable to KeyBank." Please disclose this amount, as of the most recent date. Supplementally, please tell us whether the NASD has been contacted regarding KeyBank`s involvement and whether it has any objections. Include all correspondence between KeyBank and the NASD as it relates to this offering. We note from your response to our original comment that your debt to KeyBank does not exceed 10% of the expected proceeds of this offering. However, we fail to see how this relates to the guidelines set forth in NASD rule 2720(b)(7) which, in any event, do not represent the only times that a conflict of interest may be found, but merely those instances in which one shall be presumed.
2. We note that in response to several prior comments (including
50,
81 and 82) you decline to disclose information due to its confidential nature. Supplementally, please provide us with this information so that we may review it. If you consider it to be immaterial, please explain why. If you consider it to be confidential, you may request confidential treatment for that portion of your response. We note that amounts owing to KeyBank or its affiliates would appear to be material to investors in order to consider potential conflicts of interest between you and one of your underwriters.

Summary, page 1
3. In order to provide balanced disclosure of the Nilson Report results, please make it clear on page 1 that you represented only
1%
of the bank card processing market in 2003 and were only 60% as large as the seventh-ranked provider.

Our Business, page 1
4. We note from page 2 your disclosure of losses in 2000 and 2001. It appears to us from page 7 of your amended S-1, and page 20 of your original S-1, that you also incurred losses in 1999 and 2002. Please disclose these losses, as well as your total losses since you began operations (through your predecessor) in 1997. In order to balance your discussion of "growth" in the 1999-2004 time period, please make it clear that you incurred losses in four of these six years. Also, please make it clear, from page 7, that 2004 net profit fell roughly
53% from 2003. In the alternative, you may omit discussion of your financial results here in favor of the more detailed treatment in your MD&A.

Risk Factors, page 8

Risks Relating to Our Business, page 9

We rely on a bank sponsor..., page 10
5. We note that you are not currently subject to any notice of non-compliance. Please remove this mitigating language from your risk factor. However, you should disclose whether you have, in the past, been subject to such a notice.

If we are unable to attract and retain qualified sales people..., page 12
6. We note your response to prior comment 33. Please disclose here that you intend to "significantly" increase the size of your commission-based sales force.

If we cannot pass increases in bank card association interchange fees along to our merchants..., page 12

7. We note your response to prior comment 34, and we note that you disclose the increase for the month of April 2004. Please disclose the annual percentage change for 2004.

Risks Relating to This Offering, page 14
8. We note your response to prior comment 36 and hereby reissue the comment. KeyBank Capital Markets, one of your underwriters, is affiliated with KeyBank. We note from page 34 that you currently owe
KeyBank $2.9 million under revolving lines of credit, a sum you intend to repay out of proceeds of the offering. We further note from pages 10 and 34 that you are registered with Visa and MasterCard through KeyBank and that KeyBank advances interchange fees to your merchants "so that during the month we build up a significant payable to KeyBank." Your relationship with KeyBank is significant and strategic and a discussion of potential conflict of interest related to the due diligence obligation of an affiliated underwriter appears both relevant and material. Please revise.

MD&A, page 22

Critical Accounting Policies, page 23

Accrued Buyout Liability, page 24
9. We note that you intend to make significant buyout payments in the future. Please explain why. Also, please provide some measure of your expected payments in your liquidity discussion on page 33.

Results of Operations, page 28
10. We note your response to the third bullet point of prior comment
57. Where relevant, please disclose and discuss the number of your salespeople meeting their goals and increasing production from prior periods, as measures of productivity.



Liquidity and Capital Resources, page 33
11. We note that you discuss earnouts in connection with the purchase of Welsch Financial Merchants on page 30. Please revise to describe past and any future earnouts.
12. We note your response to prior comment 67. Please quantify the covenants regarding the operating cash flow to total fixed charges ratio and the measure of total funded debt to EBITDA.

Business, page 36

Intellectual Property, page 57
13. We note your response to prior comment 74. Please revise to provide all of the information called for by Item 101(c)(iv) of Reg.
S-K. Identify each of your material trademarks and any patents. With respect to pending trademark and patent applications, please describe them in more detail and explain the "importance" of each one to your business. Also, please discuss your rights to use the Heartland name and any limitations or conditions on this.

Segmentation of Merchants and Service Providers, page 39
14. We note your response to prior comment 78 and the additional material dated April 13, 2005. We have the following comments:

* Please provide us with a highlighted copy of the report by the National Restaurant Association discussed on page 36.
* We are unable to locate the support for the bulleted information on page 38; please revise or advise us.
* We are unable to locate the support for the information from Nellie
Mae, the Bureau of Labor Statistics and the National Restaurant Association, as discussed on page 40.
* We are unable to locate the support for the information from the National Restaurant Association on page 42.
* Please provide us with supplemental support for the statement on page 45 that smaller merchants lack scale to "remain competitive." Disclose your definition of "smaller" and what you mean by "scale" in this context.

Strategy, page 43
15. We note your response to prior comment 79. Where you have specific timelines for strategies discussed in this section, please disclose them, to the extent the cost of such strategies
(individually or in the aggregate) may be material.

Relationships with Sponsors and Processors, page 50
16. We note your response to prior comment 82. Please disclose the fees paid to KeyBank on a supplemental basis so that we may better assess its relevance and materiality. We may have additional comments. We note that a KeyBank affiliate is underwriting this offering and potential sources of conflicts of interest must be disclosed thoroughly.

Third Party Processors, page 51
17. We note your response to prior comment 86. Please supplementally tell us the total amount of fees in connection with the minimum number or volume payments and the amount of the termination fee. We may have further comment. Please note that disclosure required by
Item 303 of Reg. S-K, or any other disclosure requirement is generally not an appropriate subject for confidential treatment, regardless of the availability of an exemption under FOIA. Staff Legal Bulletin No. 1.

Management, page 58
18. Where relevant, please describe the makeup of the board of directors and when directors are subject to re-election.

Related Party Transactions, page 68
19. We note your response to prior comments 94 and 95. Please disclose the business reasons for paying the expenses associated with the March 2003 private sale of 185,000 shares by your CEO. Also, please quantify these expenses. Further, please describe the original issuance of the 185,000 shares to Carr Holdings under the Recent Sales section.
20. We note that in October 2004, your former President sold
64,500
shares of common stock back to you. Please disclose the business reason for this repurchase.
21. We note that on November 17, 2004, Carr Holdings sold an aggregate of 54,000 shares of common stock to Greenhill Capital and
LLR Equity. Please describe the original issuance to Carr Holdings in the Recent Sales section. Supplementally, please also tell us the exemption from registration for the private sale between Carr Holdings and Greenhill Capital and LLR Equity, and the facts relied upon to make the exemption available. Please also disclose any transaction costs that were paid for by the company.

Principal Stockholders, page 69
22. We note your response to prior comment 97; however, we reissue our previous comment.

Description of Capital Stock, page 72

Voting Agreement, page 73
23. Please disclose the status of this agreement, as it appears from page 69 that Mr. Carr`s affiliates no longer hold in excess of 50% of your outstanding shares.

Underwriting, page 78
24. We note your response to prior comment 103. Please disclose that you have reserved 5% of the offering for the directed share program, as stated in your response. Please also disclose that the shares are subject to lock-up agreements and briefly describe the lock-up agreements.
25. We note your responses to prior comments 104 and 105. Please revise to disclose that the prospectus in electronic format will be made available on the website maintained by i-Deal, as stated in your responses.

Financial Statements
26. We note your response to prior comment 123. You state that you have requested confidential treatment for the memo in Appendix 3.
In
the future, please conform your requests for confidentiality to the requirements set forth in Rule 83. See also http://www.sec.gov/foia/conftreat.htm.

Information Not Required in Prospectus

Recent Sales of Unregistered Securities, page II-2
27. With respect to issuances of options, please provide us supplementally with a schedule of issuances and other financial information necessary to demonstrate compliance with Rule 701(d) of
Reg. Also, with respect to issuances of options to "consultants," please provide us supplementally with all information necessary to demonstrate compliance with Rule 701(c)(1).
Directed Share Program Materials

Directed Share Program: Ladies and Gentlemen

What Do I Need To Do To Participate in the Program?
28. We note that you are soliciting indications of interest.
Please
revise to include the information required by Rule 134(d).

When can I sell my Shares?
29. We note that you will require participants to sign lock-up agreements before they purchase shares. Please revise to state that the lock-up agreement is contingent on the investor purchasing in the offering and does not mean that the investor is in any way obligated or committed to purchase shares in the offering.

How and When Do I Pay For My Shares?
30. Please revise to clarify that investors are not obligated to purchase shares in the offering.


Other

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Josh Forgione at 202-824-5464 or Steve Jacobs at 202-824-5222 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Ossias at 202-824-5331 or the undersigned at 202-942-2987 with any other questions.


Sincerely,



Peggy Y. Kim
Senior Counsel


cc:	Nancy I. Prado, Esq. (via facsimile)
	DORSEY & WHITNEY LLP
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Heartland Payment Systems, Inc.
April 22, 2005
Page 1